

August 23, 2013

VIA E-mail
Scott E. Way
General Counsel
LDR Holding Corporation
13785 Research Boulevard, Suite 200
Austin, Texas 78750

      Re: **LDR Holding Corporation**
                Confidential Draft Registration Statement on Form S-1
                Submitted August 9, 2013
                CIK No. 0001348324

Dear Mr. Way:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   We note your response to prior comment 1. Please remove the words "Exclusive Technology" from the front prospectus cover page. Also, please revise the front and back prospectus cover page to clarify that you have not received FDA approval for the Mobi product.

Prospectus Summary, page 1

2.   We note your response to prior comment 3 regarding your FDA approval status. Please tell us why you believe FDA approval was limited at this time to one-level cervical disc disease treatment. Also, given that much of your current disclosure is premised upon receipt of FDA approval for two-level cervical disc disease, please update your disclosure with your next amendment.

3.   We note your response to prior comment 7.   Please revise the final sentence of the first paragraph of the Overview section to clarify that the cervical disc replacement market is relatively small. Also, please quantify the "small portion of the U.S. spine market" referenced in your disclosure on page 3 and on page 95.

The safety and efficacy of some of our products…, page 24

4.   We refer to prior comment 10. Revise, where appropriate, to include the information you provided in your response letter regarding the nature of your on-going obligations.

Unaudited Pro Forma Financial Information, page 63

5.   Please tell us why you have not presented pro forma statements of comprehensive loss for the latest annual and interim periods reflecting these transactions. In this regard, the pro forma statements should include footnote disclosures that make the computations of each pro forma net loss per share and related shares outstanding transparent to investors. Additionally, they should disclose separately the material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income or loss of the registrant within the 12 months succeeding the transaction and clearly indicate that such charge was not reflected in the pro forma financial statements. Refer to Rule 11-02 of Regulation S-X.

6.   Please provide pro forma footnotes to describe the certain assumptions made by management referred to on page 63.

Unaudited Pro Forma Consolidated Balance Sheet, page 64

7.   It appears that certain information to be included in this section is available based on the introduction to the unaudited pro forma financial information and the footnotes on page 65, including the conversion of the convertible preferred stock. Please revise the filing to include any information that can currently be calculated.

Management's Discussion and Analysis, page 68

8.   We note your new disclosure in the second paragraph of the Overview section. Please quantify the size of the "specific segment of the overall spine implant market" that your products target.

Competition, page 110

9.   We note that your prospectus disclosure continues to minimize the significance of competitors in the marketplace. For example, several of the bullets on page 4 would appear to favor more experienced competitors with more established brands and infrastructure. However, you identify the bulleted factors on page 4 as your competitive

strengths. Similarly, the paragraph at the bottom of page 110 purports to identify numerous factors that advantage your competitors; however, that paragraph is inconsistent with the next paragraph which asserts that several of the same factors are your competitive advantages. Please reconcile.

10.   In addition, please address whether any of the features or functionality of your competitors' products may provide advantages over your products.

11.   We note that you refer to your products as "unique" and "exclusive" throughout the prospectus. Please remove these terms and any other language which may suggest your products are entirely different from others on the market. In this regard, please note that the prospectus is a disclosure document, not a marketing document.

Notes to Consolidated Financial Statements, page F-7

Note 9 – Long-term Debt, page F-17

(c) – Loan Facility, page F-18

12.   We note your response to prior comment 18. Your disclosures indicate you obtained Loan C for an additional $3.2 million with this amendment. Please provide further explanation and your analysis supporting the conclusion that cash flows under the amended facility did not change by more than 10%.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Amanda Ravitz
Assistant Director

cc: via E-mail Carmel M. Gordian
              Ted A. Gilman